SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                FORM 12b-25

                                               Commission File Number: 0-7885

                          NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
               [ ] Form N-SAR              For Period Ended:   March 31, 1999

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form N-SAR
               [ ] Transition Report on Form 11-K
               For the Transition Period Ended:__________________________


     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                     Part I.   REGISTRANT INFORMATION

         Full name of registrant: Universal Security Instruments, Inc.

         Former name if applicable _________________________________________

         10324 South Dolfield Road
         Address of principal executive office (Street and number)

         Owings Mills, Maryland 21117
         City, State and Zip Code

                     Part II. RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box).

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The registrant owns a 50% interest in a Hong Kong joint venture operating in the People's Republic of China the "Joint Venture"). Pursuant to Rule 3-09 of Regulation S-X, the registrant is required to file separate, audited financial statements for the Joint Venture in accordance with United States generally accepted accounting principals (U.S. GAAP). Such financial statements have not yet been completed and reviewed in accordance with U.S. GAAP.

                         Part IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Harvey B. Grossblatt            410                    363-3000
                (Name)                (Area Code)           (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is
no, identify report(s).        [ ]  Yes           [ ] No

     (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?
          [X ] Yes           [ ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.


UNIVERSAL SECURITY INSTRUMENTS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 1999                        By:     /s/ Harvey B. Grossblatt
                                                   Harvey B. Grossblatt
                                                   President

Universal Security Instruments, Inc.
Commission File Number: 0-7885
Form 12b-25 (Notification of Late Filing)
Form 10-K for the fiscal year ended March 31, 1999

Explanation to Part IV, Item 3

The registrant's net loss for the fiscal year ended March 31, 1999 is $806,552, compared to a net loss of $445,126 for the fiscal year ended March 31, 1998.